H. Grady Thrasher, IV

d: 404-760-6002

gthrasher@jtklaw.com

March 26, 2012

Raquel Howard

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, DC  20549

Re:      Trim Holding Group (the “Company”)

Item 4.01 Form 8-K

Filed March 14, 2012

                        File No. 333-121787

Dear Ms. Howard:

On behalf of the Company, we are responding to the comments by the staff (the “Staff’”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 19, 2012 (the “Letter”) relating to the above referenced filing.

            We have provided a clean copy of Amendment No. 1 to Form 8-K (“Amendment No. 1”) for your review.  For your convenience, we have repeated each comment from the Staff’s Letter immediately prior to our responses below.

Form 8-K filed March 14, 2012

(a) Prior Independent Registered Public Accounting Firm

1.      We note the second paragraph of your disclosure. Please amend your Form 8-K to state, if true, that the former accountant’s reports on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Please also revise to address the uncertainty related to the ability to continue as a going concern, which is disclosed in the former accountant’s reports. Your current disclosure only refers to the former accountant’s reports on your financial statements as of the fiscal year ended       December 31, 2010. However, it appears that DNTW Chartered Accountants, LLP also expressed an opinion on the fiscal year ended December 31, 2009, according to the audit report included in the December 31, 2010 Form 10-K. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your Form 8-K/A.

{00237210. }

Response:  The Company has revised the Form 8-K to state that the former accountant’s reports on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, the Company has revised the Form 8-K to address the uncertainty related to the ability of the Company to continue as a going concern. As the Company has revised the Form 8-K to comply with the Staff’s comments, the Company has filed with Amendment No. 1 an updated Exhibit 16 letter from the former accountant.

(b) New Independent Registered Public Accounting Firm

2.      We note that your Board of Directors engaged UHY LLP on March 12, 2012. Please reconcile this date with the February 29, 2012 in this section or revise.

Response:  In Amendment No. 1, the Company has changed the date February 29, 2012 to March 12, 2012 in order to appropriately address this comment.

Please find attached as Exhibit “A” hereto the Company’s letter to the Commission providing the requested Tandy representations.

If you have any questions regarding our responses to the comments in the Letter, please do not hesitate to call. Thank you for assisting with the review process.

Very truly yours,

JOYCE THRASHER KAISER & LISS, LLC

                                                                         /s/ H. Grady Thrasher, IV

                                                                             H. Grady Thrasher, IV

                                                                                           Exhibit “A”

                                                                                      March 26, 2012

Raquel Howard

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Re:      Trim Holding Group (the “Company”)

Item 4.01 Form 8-K

Filed March 14, 2012

                        File No. 333-121787

Dear Ms. Howard:

            In connection with the letter filed by our securities counsel on March 26, 2012 to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s comment letter dated March 19, 2012, the Company acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                    Sincerely,

                                                                                    Trim Holding Group

                                                                                    /s/ Louis Bertoli

                                                                                    Louis Bertoli

                                                                                    President, CEO, and Director